EXHIBIT 11

FOR IMMEDIATE RELEASE	MEDIA CONTACTS

Centerline Capital Group
Brent Feigenbaum 212-317-5730 bfeigenbaum@Centerline.com

Hunt Companies, Inc. Brenda Christman 915-222-1669 brenda.christman@huntcompanies.com

Centerline Holding Company and Hunt Announce Definitive Merger Agreement
Hunt to Acquire Outstanding Common Shares of Centerline for $39.89 Per Share

New York, NY — June 12, 2013 — Centerline Holding Company (OTC:CLNH) (“Centerline” or the “Company”) and Hunt Capital Partners, LLC, the affordable housing division and an affiliate of Hunt Companies, Inc. (“Hunt”), today announced the entry into a definitive agreement and plan of merger (the “Merger Agreement”) between the Company and an affiliate of Hunt under which an affiliate of Hunt will acquire through a merger all of the outstanding Common Shares of the Company that Hunt or its affiliates do not already own for cash consideration of $39.89 per share.  In April 2013, an affiliate of Hunt acquired 978,274 of the Common Shares of the Company, representing approximately 41% of the Common Shares outstanding.

Centerline Holding Company, through its subsidiaries, including Centerline Capital Group, provides real estate financing and asset management services focused on affordable and conventional multifamily housing.   Centerline is organized around three business units: Mortgage Banking, Affordable Housing Debt and Affordable Housing Investments.  Centerline offers a range of both debt financing and equity investment products, as well as asset management services to developers, owners, and investors.  An industry leader, Centerline is structured to originate, underwrite, service, manage, refinance or sell through all phases of an asset’s life cycle.  A leading sponsor of Low-Income Housing Tax Credit (LIHTC) funds, Centerline currently manages a portfolio of $9.2 billion of investor equity under management with 114 funds and more than 140,000 multifamily units. Centerline’s multifamily lending platform services on behalf of the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac), the Government National Mortgage Association (Ginnie Mae), and the Federal Housing Administration (FHA) more than $12.2 billion in loans, of which affordable housing makes up $3.1 billion.  Centerline’s 221 employees operate in 14 office locations throughout the United States.

“We are very pleased about this transaction and excited for the opportunities that the combination with Hunt presents for Centerline,” said Robert L. Levy, Centerline’s Chief Executive Officer.  “This is a very positive transaction for our employees and all of Centerline's stakeholders.”

Robert L. Loverd, Chairman of Centerline`s Board of Trustees, stated “This transaction delivers great value to our shareholders and combines our company with a financially strong and highly regarded real estate finance, investment, development and asset management company in Hunt.”

Hunt Companies, Inc., together with its affiliates, is an owner, developer, syndicator, funds manager, asset manager and financer of real assets with $16 billion of assets under management including 144,200 multifamily units - 79,000 of which are affordable - and 6.5 million square feet of commercial and retail space.  Hunt is a private company, with more than 1,000 employees across 17 offices and is headquartered in El Paso, Texas.

“Hunt is delighted to have reached this agreement with Centerline,” said Woody Hunt, Chief Executive Officer and Chairman of Hunt Companies, Inc.  “Centerline is engaged in activities that are synergistic to Hunt’s core businesses, and we look forward to integrating the Company’s capabilities with those of Hunt.”

Alan Fair, President of Hunt’s affordable housing division, stated “This transaction is accretive to Hunt’s core business and we understand the portfolio.  This acquisition will effectively double our portfolio of multifamily units to more than 280,000 units, a majority of which will be affordable housing product, which further underscores our record of building value within this sector.”

Centerline’s Board of Trustees unanimously approved the transaction and recommended that the Company’s shareholders approve and adopt the Merger Agreement and the merger.   The closing of the merger remains subject to shareholder approval and a number of other conditions, such as obtaining regulatory and licensor approvals and third-party consents, including from the Company’s various lenders, as well as other customary closing conditions.  The merger is currently expected to close in the third quarter of 2013.

Rothschild rendered a fairness opinion to the Board of Trustees in connection with the transaction.  Paul Hastings LLP served as legal advisor to the Company.  Paul, Weiss, Rifkind, Wharton & Garrison LLP and DLA Piper LLP served as legal advisors to Hunt.

About Centerline Holding Company

Centerline Holding Company, through its subsidiaries, including Centerline Capital Group, provides real estate financing and asset management services focused on affordable and conventional multifamily housing.   Centerline is organized around three business units: Mortgage Banking, Affordable Housing Debt and Affordable Housing Investments.  Centerline offers a range of both debt financing and equity investment products, as well as asset management services to developers, owners, and investors.  An industry leader, Centerline is structured to originate, underwrite, service, manage, refinance or sell through all phases of an asset’s life cycle.  A leading sponsor of Low-Income Housing Tax Credit (LIHTC) funds, Centerline currently manages a portfolio of $9.2 billion of investor equity under management with 114 funds and more than 140,000 multifamily units. Centerline’s multifamily lending platform services on behalf of the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac), the Government National Mortgage Association (Ginnie Mae), and the Federal Housing Administration (FHA) more than $12.2 billion in loans, of which affordable housing makes up $3.1 billion.  Centerline’s 221 employees operate in 14 office locations throughout the United States – Atlanta, Birmingham, Boston, Charlotte, Chicago, Dallas, Irvine, Los Angeles, New York, San Francisco, San Rafael, Seattle, Spokane, and Washington DC.  To learn more about Centerline, visit www.centerline.com.

About Hunt

Hunt Companies, Inc. is a diversified real estate operator involved in development, investment, and management with a focus on multifamily housing, public private partnerships, military housing, community development, and investment management. Founded in 1947, Hunt is a private company, headquartered in El Paso, Texas, with more than 1,000 employees. Together, Hunt and its affiliates have $16 billion in assets under management.  Hunt is ranked by the National Multi Housing Council as the nation’s second largest owner of apartments with 144,200 multifamily housing units. The company has developed 89,000 housing units and has investments in 6.5 million square feet of office, retail and industrial properties. Inclusive of multifamily, commercial and land development, Hunt’s project costs have totaled more than $6.4 billion with more than $8.2 billion in construction costs.

Hunt has offices throughout the U.S. including Atlanta, Chicago, Columbia (SC), Denver, Honolulu, Los Angeles, Memphis, Miami, New York, Philadelphia, Sacramento, San Francisco, Washington D.C. and international offices in Abu Dhabi, London and Mexico City.  To learn more about Hunt, visit www.huntcompanies.com.

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This press release contains forward-looking statements within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed transaction, future performance and the completion of the transaction. These statements are based on the current expectations of management of Centerline. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, among other things, conditions to the closing of the transaction may not be satisfied and the transaction may involve unexpected costs, unexpected liabilities or unexpected delays. Additional factors that may affect the future results of Centerline are set forth in its filings with the Securities and Exchange Commission, which are available at http://www.sec.gov, and Centerline’s corporate website. Unless required by law, Centerline undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.